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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                                _______________

                                  SCHEDULE TO
           Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                               (Amendment No. 3)

                               MYPOINTS.COM, INC.
                       (Name of Subject Company (Issuer))

                             UNV ACQUISITION CORP.

                          A WHOLLY OWNED SUBSIDIARY OF
                            UNITED NEWVENTURES, INC.

                       (Name of Filing Persons (Offeror))


                    Common Stock, Par Value $.001 Per Share
           Rights to Purchase Series A Participating Preferred Stock
                         (Title of Class of Securities)


                                   62855T102
                     (CUSIP Number of Class of Securities)


                               Francesca M. Maher
                         Senior Vice President, General
                             Counsel and Secretary
                                UAL Corporation
                             1200 E. Algonquin Rd.
                          Elk Grove Township, IL 60007
                                 (847) 700-4000
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
               and Communications on Behalf of Filing Person(s))


                                    Copy to:

                              Elizabeth A. Raymond
                                Marc F. Sperber
                              Mayer, Brown & Platt
                            190 South LaSalle Street
                         Chicago, Illinois  60603-3441
                                 (312) 782-0600


                           CALCULATION OF FILING FEE

           Transaction Valuation*                  Amount of Filing Fee
-------------------------------------------------------------------------------
                $105,968,405                              $21,194
===============================================================================
* Estimated for purposes of calculating the amount of the filing fee only.
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  This calculation assumes (a) the purchase of all of the issued and outstanding shares of common stock, par value $.001 per share of MyPoints.com, Inc., a Delaware corporation (the "Company"), together with the associated preferred stock purchase rights issued pursuant to the Preferred Stock Rights Agreement, dated as of December 13, 2000, between the Company and Wells Fargo Shareholder Services, as rights agent (the "Shares"), at a price per Share of $2.60 in cash. As of June 1, 2001, based on the Company's representation of its capitalization as of such date, there were 40,757,079 Shares outstanding. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, equals 1/50th of one percent of the value of the Shares proposed to be acquired.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:     $21,194.00  Filing Party:  United NewVentures, Inc.
                                                       and UNV Acquisition Corp.

Form or Registration No.:   Schedule TO  Date Filed:   June 13, 2001

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

     [X]   third party tender offer        [_]   going-private transaction
             subject to Rule 14d-1                 subject to Rule 13e-3

     [_]   issuer tender offer             [_]   amendment to Schedule 13D
             subject to Rule 13e-4                 under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

                                       2
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                        Amendment No. 3 to Schedule TO

     This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO") filed initially with the Securities and Exchange Commission on June 13, 2001 by United NewVentures, Inc., a Delaware corporation ("Parent") and UNV Acquisition Corp., a Delaware corporation ("Sub") and a wholly owned subsidiary of Parent relating to the tender offer (the "Offer") by Sub to purchase all of the Shares of the Company, at a price per Share of $2.60 (the "Offer Price"), net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 13, 2001 (the "Offer to Purchase") and in the related Letter of Transmittal ( the "Letter of Transmittal" which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the "Offer"), copies of which were filed as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, to the Schedule TO. Terms not otherwise defined shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.

Item 6    Purposes of the Transaction and Plans or Proposals

The disclosure under the heading "Purpose of the Offer; Plans for the Company" on page 20 of the Offer to Purchase is hereby amended by inserting after the second paragraph under such heading the following new paragraphs:

     "In early February 2001, an unaffiliated third-party engaged Parent in discussions regarding such third-party's potential acquisition of the Company. On February 5, 2001, the third-party entered into an agreement with Parent outlining the terms of a business relationship in which Parent would purchase equity in and agree to operate the Company after the third-party completed its acquisition of the Company.

     On April 5, 2001, the third-party entered into another agreement with Parent which superceded the terms of the February 5, 2001 agreement in its entirety. This agreement outlined the terms of a reduced business relationship in which Parent would purchase the equity of and agree to operate the Company after the third-party completed its acquisition of the Company.

     After April 5, 2001, Parent decided to pursue a direct acquisition of the Company, entered into a letter of intent with the Company on April 30, 2001, and executed the Merger Agreement on June 1, 2001. The third-party contacted Parent in late June 2001 to assert that the April 5, 2001 agreement was orally modified to permit Parent to acquire the Company without the third party's participation only if Parent granted the third party, upon the payment of $10 million, certain rights set forth in the agreement with respect to the marketing of its products and services to the Company's members. The third party also asserted that, if the alleged oral modification were unenforceable, the April 5, 2001 agreement would prevent Parent from acquiring the Company without the third party's participation. Parent disagrees with the third-party's assertions, including its assertion that there exists an enforceable oral modification to the agreement.
     Parent believes that the acquisition falls outside the terms of the April 5, 2001 agreement, and therefore that the agreement does not prohibit Parent from acquiring the Company without the third party's participation and does not grant the third-party rights to participate in the acquisition of or investment in the Company or to market the third-party's products and services to the Company's members after the Merger. For the same reason, Parent believes that the April 5, 2001 agreement will not prevent consummation of the Merger Agreement."

Item 12.  Exhibits

Item 12 of the Schedule TO is hereby amended and supplemented to include the following:

"(d)(10) Letter Agreement, dated April 5, 2001, by and between Parent and OurHouse.com, Inc."

                                       3
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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                         UNV ACQUISITION CORP.

                                         By:     /s/ Richard J. Poulton
                                               ---------------------------------
                                         Name:   Richard J. Poulton
                                               ---------------------------------
                                         Title:  Chief Financial Officer
                                               ---------------------------------




                                         UNITED NEWVENTURES, INC.

                                         By:     /s/ Richard J. Poulton
                                               ---------------------------------
                                         Name:   Richard J. Poulton
                                               ---------------------------------
                                         Title:  Chief Financial Officer
                                               ---------------------------------



Dated:  July 5, 2001

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                                 EXHIBIT INDEX

(d)(10) Letter Agreement, dated April 5, 2001, by and between Parent and OurHouse.com, Inc.

                                       5